As filed with the Securities and Exchange Commission on June 30, 2011.

Registration No. 333-171280

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Post-Effective Amendment No. 1

to

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Exceed Company Ltd.

(Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands	20-5500605
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

Suite 8, 20/F, One International Finance Centre

1 Harbour View Street, Central

Hong Kong, Special Administrative Region

People’s Republic of China

(Address of Principal Executive Offices Including Zip Code)

Exceed Company Ltd. 2010 Equity Incentive Plan

(Full Title of the Plan)

Donald J. Puglisi

Managing Director

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, Address and Telephone Number of Agent For Service)

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☒

Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-8 is being filed to include in the Registration Statement amended hereby a reoffer prospectus prepared in accordance with Part I of Form F-3 under the Securities Act of 1933, as amended (the “Securities Act”). The Registrant previously filed a Registration Statement on Form S-8 on December 20, 2010 (File No. 333-171280) relating to ordinary shares, US$0.0001 par value per share (“Common Shares”), to be issued under the Registrant’s 2010 Equity Incentive Plan (the “2010 Plan”). The reoffer prospectus may be utilized for reoffers and resales of the Common Shares deemed “control securities” (as defined in General Instruction C to Form S-8) acquired pursuant to the Registrant’s 2010 Plan, in each case by an “affiliate” of the Registrant. The inclusion of any individual in the selling shareholder table of the reoffer prospectus should not be deemed a determination or an admission by the Registrant that such individual is in fact an affiliate of the Registrant.

REOFFER PROSPECTUS

EXCEED COMPANY LTD.

246,000 COMMON SHARES

This resale prospectus relates to the resale, from time to time, of up to 246,000 of our ordinary shares, $0.0001 par value per share, which we refer to as our common shares or ordinary shares, by the selling shareholders described in this resale prospectus. The selling shareholders are expected to acquire such shares pursuant to grants made under the Exceed Company Ltd. 2010 Equity Incentive Plan, which we refer to in this resale prospectus as the Plan.

We will not receive any proceeds from sales of the common shares covered by this resale prospectus by any of the selling shareholders, which shares we refer to as the shares. The shares may be offered, from time to time, by any or all of the selling shareholders through ordinary brokerage transactions, in negotiated transactions or in other transactions, at such prices as they may determine, which may relate to market prices prevailing at the time of sale or be a negotiated price. See “Plan of Distribution.” We will bear all costs, expenses and fees in connection with the registration of the shares. Brokerage commissions and similar selling expenses, if any, attributable to the offer or sale of the shares will be borne by the selling shareholders.

Each selling shareholder and any broker executing selling orders on behalf of a selling shareholder may be deemed to be an “underwriter” as defined in the Securities Act of 1933, as amended, which we refer to as the Securities Act. If any broker-dealers are used to effect sales, any commissions paid to broker-dealers and, if broker-dealers purchase any of the shares as principals, any profits received by such broker-dealers on the resales of shares may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the selling shareholders may be deemed to be underwriting commissions.

Our common shares are listed on the NASDAQ Global Select Market under the symbol “EDS.” On June 22, 2011, the last reported sale price of our common stock was $4.98 per share.

Investing in our common shares involves a high degree of risk. See “Risk Factors” on page 4 of this resale prospectus and the other risk factors set forth in our periodic and other filings with the Securities and Exchange Commission, which we refer to as the SEC, for a discussion of certain factors that should carefully be considered by prospective purchasers.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this resale prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This resale prospectus is dated June 30, 2011.

You should rely only on the information contained in or incorporated by reference into this resale prospectus. We have not authorized any other person to provide you with additional information or information different from that contained in or incorporated by reference into this resale prospectus. The selling shareholders may, from time to time, offer to sell shares only in jurisdictions where the offer or sale is permitted. You should not assume that the information contained in this resale prospectus is accurate as of any date other than the date on the front cover of this resale prospectus or that the information contained in any document incorporated by reference into this resale prospectus is accurate as of any date other than the date of the document incorporated by reference.

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RESALE PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in or incorporated by reference into this resale prospectus. This summary is not complete and does not contain all of the information that may be important to you and that you should consider before investing in shares of our common shares. You should carefully read the entire resale prospectus, including the section titled “Risk Factors,” and the other information incorporated by reference into this resale prospectus, before making an investment decision.

References in this resale prospectus to the terms “Exceed,” “the company,” “we,” “us” and “our,” or other similar terms, mean Exceed Company Ltd., together with its consolidated subsidiaries, unless the context indicates otherwise. References to “PRC” or “China” refer to the People’s Republic of China.

This resale prospectus contains conversions of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, for all dates and periods on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Translation of amounts Renminbi into U.S. dollars was calculated at the rate of US$1.00 = RMB6.6000 on December 31, 2010 solely for the convenience of the reader. We make no representation that the Renminbi amounts referred to in this form could have been or could be converted into U.S. dollars at any particular rate or at all. On June 22, 2011, the exchange rate was RMB6.47 to US$1.00.

This resale prospectus relates to the resale, from time to time, of up to 246,000 common shares by the selling shareholders described in this resale prospectus. We expect that the selling shareholders will offer the shares for sale at prevailing prices on the NASDAQ Global Select Market, or on such other national securities exchange or quotation system upon which our common shares are then traded or quoted, on the date of such sale or at negotiated prices in negotiated transactions. We will not receive any proceeds from sales of the shares, but we will bear all costs, expenses and fees in connection with the registration of the shares. Brokerage commissions and similar selling expenses, if any, attributable to the offer or sale of the shares will be borne by the selling shareholders.

Exceed Company Ltd.

We are a holding company whose primary business operations are conducted through our wholly owned subsidiary, Windrace International Company Limited, or Windrace. We were incorporated in the British Virgin Islands on April 21, 2009 as a wholly-owned subsidiary of 2020 ChinaCap Acquirco, Inc. (which we refer to as 2020), a blank check company formed in Delaware for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, an operating business that either: (1) was located in China, (2) had its principal operations located in China, or, (3) in 2020’s view, would benefit from establishing operations in China. On October 20, 2009, 2020 merged with and into Exceed Company Ltd., making Exceed Company Ltd. the surviving entity. On October 21, 2009, we acquired all of the outstanding securities of Windrace from its shareholders, resulting in Windrace becoming our wholly-owned subsidiary. Prior to the business combination with Windrace, neither 2020 nor Exceed Company Ltd. had an operating business.

We design, develop and wholesale footwear, apparel and accessories under the    (Xidelong) brand name and the    logo. We have three principal categories of products:

•	footwear, which mainly comprises running, leisure, basketball, skateboarding, canvas, tennis and outdoor footwear;

•	apparel, which mainly comprises sports tops, pants, jackets, track suits and coats; and

•	accessories, which mainly comprise bags, socks, hats and caps.

Our footwear, apparel and accessories represented 46.9%, 52.0% and 1.1%, respectively, of our total revenue in 2010. Our primary footwear is running footwear, which represented 17.6% of our total revenue in 2010. We believe the market for sportswear products similar to ours has been growing rapidly in China due to the increasing demand for lifestyle and leisure products and heightened interest in health consciousness among Chinese customers.

We focus primarily on second and third tier cities in China characterized by increasing urbanization and strong economic development, which we believe present the best opportunity for retail sales growth. Our target customers are between 15 to 35 years old. We plan to increase our penetration in those areas using a middle-market pricing strategy. We also aim to expand our geographical presentation and establish regional leadership, particularly in Southwest China and Northwest China.

We distribute our products mainly through Xidelong retail stores, which sell our products exclusively. We derive all of our revenue from sales to our distributors that operate, either directly or indirectly through third parties, the Xidelong retail stores that sell our products. These distributors may also engage authorized third-party retailers to operate Xidelong stores. We have contractual relationship only with our distributors, not any authorized third-party retailers. We believe that the sale of our products through distributors has enabled us to grow by leveraging on their regional retail expertise and economies of scale. We provide our distributors retail policies and guidelines, training, advertising and marketing support to assist them to manage and expand the Xidelong retail sales network. The number of the Xidelong retail stores grew from 3,277 as of December 31, 2008 to 4,333 as of December 31, 2010, representing a compound annual growth rate of 15.0%.

Our principal executive offices are located at Suite 8, 20/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong, Special Administrative Region, People’s Republic of China. Our telephone number is (852) 3669 8105. Our website address is http://www.exceedsports.cn. Information contained on our website is not a part of this resale prospectus.

The Offering

Common shares offered:	246,000 shares

NASDAQ symbol:	Common shares, “EDS”

Use of proceeds:	We will not receive any proceeds from sales of the shares, but we will bear all costs, expenses and fees in connection with the registration of the shares. Brokerage commissions and similar selling expenses, if any, attributable to the offer or sale of the shares will be borne by the selling shareholders.

Ordinary shares outstanding as of June 22, 2011:	29,761,979 shares

Risk factors:	You should carefully read the entire resale prospectus, including the section titled “Risk Factors,” and the other information incorporated by reference into this resale prospectus, before making an investment decision.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain statements discussed in this resale prospectus constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, the provisions of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act (which sections were adopted as part of the Private Securities Litigation Reform Act of 1995). Forward-looking statements include financial projections, statements of plans and objectives for future operations, statements of future economic performance and statements of assumptions relating thereto. Forward-looking statements are often identified by future or conditional words such as “may,” “will,” “plans,” “expects,” “intends,” “anticipates,” “believes,” “seeks,” “estimates,” “is/are likely to” or “anticipates,” or by variations of such words or by similar expressions. There can be no assurances that forward-looking statements will be achieved. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Important risks, uncertainties and other factors that could cause our actual results to differ materially from our forward-looking statements include, among others:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	our projected revenues, earnings, profits and other estimated financial information;

•	expected changes in our margins and certain costs or expenditures;

•	our plans to expand and diversify the sources of our revenues;

•	our plans for staffing, research and development and regional focus;

•	our plans to launch new products;

•	competition in the sportswear industry in China;

•	the outcome of ongoing, or any future, litigation or arbitration;

•	changes in PRC governmental preferential tax treatment and financial incentives we currently qualify for and expect to qualify for; and

•	PRC governmental policies relating to the sportswear manufacturing industry.

You should carefully review the section entitled “Risk Factors” beginning on page 4 of this resale prospectus and the other risk factors set forth in our periodic and other filings with the SEC, for a discussion of these and other risks that relate to our business and an investment in our common shares. Investors are cautioned not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date of such statements. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as otherwise required under the federal securities laws. If we were in any particular instance to update or correct a forward-looking statement, investors and others should not conclude that we would make additional updates or corrections thereafter except as otherwise required under the federal securities laws.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully review the risks described below, which are the same as the risk factors set forth in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, together with the other information contained in and incorporated by reference into this resale prospectus, before making an investment decision. Our business, results of operations and financial condition may be materially and adversely affected due to any of these risks. The trading price of our common shares could decline due to any of these risks, and you could lose all or part of your investment. Some risk factors in this section are “forward-looking statements.” See “Cautionary Note on Forward-Looking Statements.”

Risks Relating to Our Business and Industry

Our products face intense competition, and we may not have the resources necessary to compete.

We are a sports and leisure footwear, apparel and accessories company in the PRC. This industry is highly competitive, with market players consisting of international and domestic companies. Some of our competitors may have greater financial, research and development and design, marketing, distribution, management or other resources. Our results of operations could be affected by a number of competitive factors, including entry by new competitors into our current markets, expansion by existing competitors, better marketing and advertising leading to stronger brand equity for the competitors, and competition with other companies for the production capacity of contract manufacturers. Our results of operations and market position may be adversely impacted by these competitive pressures.

We cannot assure you that our strategies will remain competitive or that we will continue to be successful in the future. Increased competition could result in a loss of our market share. In particular, if our competitors adopt aggressive pricing policies, we may be forced to adjust the pricing of our products in response. This could adversely affect our business and results of operations.

Deterioration of economic conditions and a resulting decrease in consumer demand for our products could materially adversely affect our financial condition and results of operations.

Demand for our products is largely dependent upon prevailing economic conditions. The recent financial crisis and economic downturn in global markets have impacted, and could further impact, the purchase orders from our distributors. While the global economy has evidenced initial signs of a recovery, the extent of any recovery remains uncertain. In the event the demand for consumer products declines in China as a result of adverse economic conditions globally or in China, demand for our sports products could decrease, which could materially adversely affect our financial condition and results of operations.

We distribute our products mainly through Xidelong retail stores, which are operated by independent third-party distributors and retailers over which we have limited control.

We distribute our products mainly through Xidelong retail stores. Xidelong retail stores are operated by our distributors and offer our products exclusively pursuant to the terms of our distribution arrangements. Some of the stores, however, are operated by third-party retailers selected by our distributors. Because we do not have contractual relationship with these third-party retailers, we have limited control over their operation. We cannot assure you that our current distribution arrangements provide us with sufficient control to ensure the Xidelong retail stores sell our products on an exclusive basis. In addition, if our distributors or third-party retailers fail to provide quality customer service, our brand could become associated with poor customer service, which could damage our brand image and reputation and could have a material adverse effect on our business, results of operations and financial condition. Finally, if distributors experience financial difficulties, they may unilaterally attempt to liquidate their inventory of our products through discounts at their Xidelong retail stores without our approval, which may damage the image and the value of our brand.

Fluctuations in purchase orders from our distributors could materially adversely affect our financial condition and results of operations.

We sell our products to distributors for subsequent resale to consumers. Our distributors generally do not have any contractual obligation to purchase a minimum quantity of our products or at a minimum price. We may need to lower the selling prices of our products at any time due to changing market conditions. Further, the quantities specified by our distributors in their purchase orders may be subsequently adjusted upward or downward on short notice. For instance, due to decreased consumer demand as a result of the global financial crisis, we agreed with certain distributors to reduce their orders in 2008 to prevent excess inventory buildup. If our distributors perform poorly or if we fail to maintain good relationships with our distributors or retain them in our distribution network, our sales, financial condition and operating results may be materially adversely affected.

We rely on our distributors for the expansion of our retail sales network in different regions, but they may not be willing to accommodate the needs of our business plans.

Under our agreements with our distributors, for each designated geographical area or region, we only appoint one distributor instead of multiple competing distributors. This enables us to manage and monitor the distributor and the Xidelong retail stores in the designated region more effectively. As of December 31, 2010, our distribution network consisted of 4,333 Xidelong retail stores covering 30 provinces and municipalities in China. We rely on our existing and new distributors to assist us in exploring new markets for our products and identifying potential locations for new stores. Some of our distributors, however, also distribute other brands of sports and leisurewear products, including brands of our competitors. Although these distributors are required to operate separate retail stores for other brands’ products, we cannot assure you that they will always provide favorable retail store locations and marketing resources to us. We cannot assure you that their expansion would be timely or sufficient in scope to satisfy the needs of our business. Further, to the extent that any distributor for any particular region ceases to cooperate with us for any reason and we are not able to find a suitable replacement distributor for that region in a timely manner, we may lose significant business in that region.

We rely on several large distributors for a significant portion of our sales.

We derive a significant portion of our sales from several large distributors. For 2008, 2009 and 2010, sales to our top five distributors accounted for approximately 43.1%, 46.0% and 37.6%, respectively, of our total revenue. For 2008, 2009 and 2010, sales to our single largest distributor accounted for approximately 12.3, 13.0% and 8.7%, respectively, of our total revenue. We generally enter into distribution agreements with our distributors for a term of three years. Each of our top five distributors has maintained their business relationships with us for more than three years. We cannot assure you that our top distributors will renew their distribution agreements with us on commercially acceptable terms or at all.

Further, our top distributors are not obliged to continue to place orders with us at the same levels as before or at all. We cannot assure you that we will be able to obtain orders from other distributors to replace any such lost sales. Any substantial reduction in purchases from our top distributors, or any failure to renew their agreements with us, may result in a significant loss of sales, and our business, financial condition and results of operation may be materially adversely affected.

Sales of substandard products at discounted prices could have a material adverse effect on our brand name.

Our distributors are required to sell our products at our suggested retail prices. During the years ended December 31, 2008, 2009 and 2010, a number of distributors notified us of certain products with minor deviation from their manufacturing specifications. Because the deviation was harmless and the quantities involved were immaterial, we allowed the distributors and their authorized third-party retailers to sell these products at a discount without affecting our selling prices to such distributors. The levels of discount were decided and approved by us on a case-by-case basis. Increased sales of products with deviation from their manufacturing specifications at discounted prices could damage our brand image. If there are products with more significant deviation from their manufacturing specifications, we may be required to reduce the selling prices of our products to distributors, which would adversely affect our results of operations.

Consolidation of distributors or concentration of retail market share among a few distributors may increase our credit risk and impair our ability to sell our products.

Our distributors place orders for our products in sales fairs organized by us. The sports and leisure footwear, apparel, and accessories retail markets in the PRC are dominated by a few large sports and leisure footwear, apparel, and accessories distributors with many stores. The dominant distributors may increase their market share by expanding through acquisitions or through the establishment of additional stores.

We provide credit terms to our distributors based on our assessment of each distributor’s financial condition. The consolidation of distributors concentrates our credit risk in a relatively small number of distributors and, if any of them were to experience a shortage of liquidity, it would increase the risk of nonpayment of their outstanding payables to us. The loss of, or significant decrease in, sales to these distributors, or their failure to pay us in a timely manner or at all, could materially adversely affect our business, financial condition and results of operations.

In addition, any shifting concentration of market share to a small number of distributors in a particular county or region increases our operational risks. If any one of them substantially reduces their purchases of our products, we may be unable to find a sufficient number of other retail stores for our products to sustain the same level of sales and revenues. Further, the consolidation of distributors could limit our ability to negotiate contract terms in our favor. For example, due to a small number of distributors existing in the industry to whom we can sell our products, our ability to sell products at the price level that we wish to may be adversely affected. If the selling prices to the distributors decrease, our profitability would be adversely affected.

We may be unable to respond to changing market trends and consumer preferences responsively.

Substantially all of our revenue are derived from the sale of sports and leisurewear products, which are subject to rapidly changing consumer preferences. Our sales and profits are sensitive to these changing preferences and our success depends on our ability to identify, originate and define product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner.

We sell our products only to distributors and do not receive any reports on their resale of our products to consumers at Xidelong retail stores. We do not accept returns of unsold products from distributors, nor do we track information on a real-time basis with respect to the inventory levels and movements of our products at Xidelong retail stores. We rely on inventory reports submitted by our distributors to identify whether selected products are gaining consumer acceptance. However, such reporting system requires the cooperation of the distributors to report accurately and submit the relevant inventory data to us on a timely basis. If our distributors do not provide accurate and timely inventory data, we are not able to assess accurately whether our sales to distributors track sales of our products to consumers. Further, we are only able to obtain inventory data from the retail stores directly operated by our distributors but not the authorized third-party retailers because we do not have contractual relationships with them. Therefore, we rely on our distributors to monitor inventory levels and overall sales performance of the authorized third-party retailers. If we are unable to track end-consumer sales accurately, we may not be able to assess market trends and preferences, which ultimately could have a material adverse effect on our business and results of operations.

Further, all of our products are subject to changing consumer preferences that we cannot predict with certainty. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly to different types of performance or other sports footwear or apparel or away from these types of products altogether, and our future success depends in part on our ability to anticipate and respond to these changes. If we fail to anticipate accurately and respond to trends and shifts in consumer preferences by adjusting the mix of existing product offerings, developing new products, designs and styles, or influencing sports and fitness preferences through vigorous marketing, we could experience lower sales, excess inventories and lower profit margins, any of which could have an adverse effect on our results of operations and financial condition.

Increases in labor, raw material and other production costs in the PRC could materially adversely affect our profitability.

The sportswear manufacturing industry is labor intensive. Labor costs in China have been increasing in recent years and our labor costs in the PRC could continue to increase in the future. If labor costs in the PRC continue to increase, our production costs, including our own manufacturing and outsourcing costs, will likely increase. This may in turn affect the selling prices of our products, which may then affect the demand of such products and thereby adversely affect our sales, financial condition and results of operations. Increases in costs of raw materials and components, such as cotton, natural and synthetic leather and semi-finished rubber soles; and increases in other production costs, such as electricity costs, may have similar adverse effects, particularly if we are unable to identify and employ other appropriate means to reduce our costs of production.

We purchase all of our raw materials on an order-by-order basis with suppliers. The prices of certain of our key raw materials, such as synthetic leather, are subject to factors beyond our control, such as fluctuations in crude oil prices. We may also experience difficulty in obtaining other acceptable quality materials on a timely basis, and our procurement costs may increase due to increased demand or other factors. We may not be able to pass on the increased costs to our customers by increasing the selling prices due to competitive pressure in the markets. In such circumstances, our business, financial condition and results of operations may be adversely affected.

Interruptions in the supply of raw materials and components could adversely affect our business, financial condition and results of operations.

Our manufacturing operations depend on adequate supplies of raw materials and components. We purchase a large portion of our raw materials and components from a small number of suppliers. For 2007 and 2008, our standard supply agreements were for one year. Starting from 2009, such agreements have been extended to two years. Most of our raw materials suppliers are located in Quanzhou, which is adjacent to our production facility in Jinjiang. Our contractual relationships with most of our suppliers have been in place since 2004. For 2008, 2009 and 2010, our top five raw material suppliers and contract manufacturers accounted for approximately 40.4%, 43.7% and 45.8%, respectively, of our total purchases from raw material suppliers and contract manufacturers. During the same periods, our single largest supplier accounted for approximately 9.9%, 9.6% and 10.9%, respectively, of our total purchases. We cannot assure you that our top suppliers will continue to deliver raw materials or components to us in a timely manner or at acceptable prices and quality, or at all. Any disruption in supply of raw materials or components from our suppliers may adversely affect our business, financial condition and results of operations.

We rely on third-party contract manufacturers for a portion of our footwear production and all of our apparel and accessories production.

We outsource the production of a portion of our footwear and all of our apparel and accessories to contract manufacturers. For 2008, 2009 and 2010, our single largest contract manufacturer of footwear accounted for approximately 40.8%, 37.9% and 37.5%, respectively, of our total purchases of footwear. For 2008, 2009 and 2010, our single largest contract manufacturer for apparel and accessories accounted for approximately 15.7%, 17.7% and 14.7%, respectively, of our total purchases of apparel and accessories. For 2008, 2009 and 2010, our top five contract manufacturers for apparel and accessories accounted for approximately 57.1%, 64.3%, and 56.1%, respectively, of our total purchases of apparel and accessories.

We do not have any long term contracts with these contract manufacturers. As such, we may be unable to renew these contracts when they expire on commercially acceptable terms, or at all. Contract manufacturers may unilaterally terminate our supply contracts or increase their prices. As a result, we are not assured of an uninterrupted supply of footwear, apparel and accessories of acceptable quality or at acceptable prices from our contract manufacturers. We may not be able to offset any interruption or decrease in supply of our products by increasing production at our own production facilities due to capacity constraints, and we may not be able to substitute suitable alternative contract manufacturers in a timely manner at commercially acceptable terms, or at all. Any disruption in our supply of products from contract manufacturers may adversely affect our business and could result in loss of sales and increase in production costs, which would adversely affect our business and results of operations.

Failure to effectively promote or maintain the Xidelong brand may adversely affect our business and results of operations.

The image of the Xidelong brand is an important factor in influencing consumer preferences and building brand loyalty. Promoting and maintaining the Xidelong brand is therefore crucial to our success and growth within the PRC sportswear market. We have a branding and promotional department that deals mainly with media arrangements, sponsorships and other endorsement activities. For 2008, 2009 and 2010, we spent approximately 11.5%, 11.9% and 11.7%, respectively, of our annual revenue on advertising and promotional activities.

We use a variety of media, such as television, newspapers, magazines, the Internet and outdoor billboard displays to build both regional and national brand recognition. We have incurred and expect to continue to incur significant costs and expenses arising out of our brand-building activities, including sponsorships and increased advertising in regional and national newspapers, magazines, the Internet, television and billboard displays. These activities may not be successful in building the goodwill and profile of our brand.

We also collaborate with athletes, media celebrities and industry experts on marketing and endorsement arrangements and they act as spokespersons for the Xidelong brand. Our brand is therefore partly dependent on the public perception of these individuals, over which we have no control. Any negative publicity, whether in the PRC or abroad, in relation to our brand or our brand representatives could have an adverse effect on the public’s perception of our brands. These negative publicity could arise from poor performance by our endorsers in their fields, our failure to continue to identify correctly promising athletes and/or celebrities to use and endorse our products, or our failure to enter into endorsement arrangements with prominent athletes and sports organizations.

If we are unsuccessful in promoting our Xidelong brand among its targeted consumer groups, the goodwill and consumer acceptance of our Xidelong brand may be eroded, and our business, financial condition, results of operations and prospects may be adversely affected.

Our sales may be affected by seasonality, weather conditions and a number of other factors.

All of our products are sold to distributors for subsequent resale to consumers in the PRC. Generally, PRC consumers’ spending behavior is stable year-on-year but varies seasonally, particularly during the Chinese New Year in early spring, the Labor Day holiday in early May, the summer months and the National Day holiday in early October.

We experience moderate fluctuations in our aggregate sales volume during the year. Historically, revenues in the third and fourth fiscal quarters have slightly exceeded those in the first and second fiscal quarters. However, sales of individual products may vary considerably from time to time as a result of changes in seasonal and geographic demand for particular types of footwear, apparel and accessories. In addition, unexpected and abnormal changes in climate may affect sales of our products that are timed for release during a particular season. For example, many regions of China experienced an extended winter season from 2008 to 2009, which adversely affected the delivery schedules to our distributors and the sales volumes of our spring and summer collections in the first quarter of 2009. Fluctuations in our sales may also result from a number of other factors, including:

•	the timing of our competitors’ launch of new products;

•	the timing of international and domestic sports events;

•	consumer acceptance of our new and existing products;

•	the size of the overall sportswear industry;

•	economic and demographic conditions that affect consumer spending and retail sales; and

•	the timing and purchase decisions of our distributors.

As a result, we believe that comparisons of our operating results between any interim periods may not be meaningful and that these comparisons may not be an accurate indicator of our future performance.

Our operations may be disrupted for reasons beyond our control, and our business, financial condition and results of operations may be adversely affected as a result.

Our manufacturing operations could be disrupted for reasons beyond our control. The causes of disruptions may include extreme weather conditions, landslides, earthquakes, fires, natural catastrophes, raw material supply disruptions, equipment and system failures, labor force shortages, energy shortages, workforce actions or environmental issues. Any significant disruption to our operations could adversely affect our ability to make and sell products, the productivity and profitability of our manufacturing facilities, our business, financial condition and results of operations, and the operations of our distributors.

In May 2008, Wenchuan County of Sichuan Province, a region that is approximately 360 kilometers away from Chongqing City, suffered an earthquake with an 8.0 magnitude on the Richter Scale. As a result of the earthquake, 87 retail stores of our distributors were closed. We cannot assure you that we will not suffer any further losses in the future as a result of similar events that are beyond our control.

We have a limited operating history, and our historical financial information may not be indicative of our future performance.

Our business began when XDLong Fujian was established in September 2001. We therefore have a limited history of operation and our historical financial information may not necessarily reflect our future results of operations. There also may not be a sufficient basis to evaluate our future prospects.

In particular, since the commencement of our apparel business in 2003, we have outsourced all of our apparel production to contract manufacturers. We have a limited operating history in the sale and marketing of apparel. As a result, the historical operating results of our apparel business may not provide a meaningful basis for evaluating the performance of our apparel business going forward and may not be indicative of our future performance.

If we are unable to increase our production capacity due to our internal production constraints or our inability to locate suitable contract manufacturers with sufficient production capacity of their own, our operating results may be adversely affected.

We manufacture a significant portion of our footwear at our production facility in Jinjiang. We outsource the manufacturing of a portion of our footwear and all of our apparel and accessories to contract manufacturers. Although we produce a portion of our footwear products in our own production facility, we expect to continue to rely on contract manufacturers for the production of a portion of our footwear and all of our apparel and accessories. Therefore, our ability to continue to increase our sales depends on the successful expansion of our footwear production capacity at our production facility and the availability of contract manufacturers with sufficient production capacity of their own. If we are unable to continue to increase our internal production capacity or engage suitable contract manufacturers, our operating results may be adversely affected.

We may not be able to continue to grow at the same pace or manage our growth effectively.

We have been expanding our business rapidly and intend to continue to do so either through organic growth or through acquisitions and investments in related businesses as we deem appropriate. Such expansion may place a significant strain on our managerial, operational and financial resources. Further, we have no prior experience in engaging in the management and operation of retail stores or retail business. We will need to manage our growth effectively, which may entail devising and implementing business plans, training and managing our growing workforce, managing costs and implementing adequate control and reporting systems in a timely manner. We cannot assure you that our personnel, procedures and controls will be managed effectively to support our future growth adequately. Failure to manage our expansion effectively may affect our success in executing our business plan and adversely affect our business, financial condition and results of operation. In addition, our growth in percentage terms may slow in the future. Accordingly, you should not rely on our historic growth rate as an indicator for our future growth rate.

We may not be successful in implementing our expansion plans and may be unable to secure sufficient funding for such plans to further grow our business.

Our expansion plans will require us to increase investments in, and devote significant resources to, our brand promotion efforts, internal production capacities, research and design capabilities and the Xidelong sales distribution network operated by our distributors. If we fail to implement our future expansion plans, we may not achieve our growth target. Furthermore, our ability to obtain adequate funds to finance our expansion plans depends on our financial condition and results of operations, as well as other factors that may be outside our control, such as general market conditions, the performance of the PRC sportswear industry, and political and economic conditions in China. If additional capital is unavailable, we may be forced to abandon some or all of our expansion plans, as a result of which our business, financial condition and results of operations could be adversely affected.

Loss of any key executive personnel or any failure to attract such personnel in the future will adversely impact our business and growth prospects.

Our future success will depend on the continued service of our senior management. In particular, Mr. Lin Shuipan, chairman of the board and chief executive officer, has over 15 years’ experience in the sportswear industry and is responsible for our overall corporate strategies, planning and business development. His experience and leadership is critical to our operations and financial performance. We do not maintain any “key-man” insurance policy. If we lose the services of Mr. Lin or any of our key executive personnel and cannot replace them in a timely manner, such loss may reduce our competitiveness, and may adversely affect our financial condition, operating results and future prospects. In addition, our success depends significantly on other personnel and, in particular, our team of designers. Other international and domestic competitors may be able to offer more favorable compensation packages to recruit personnel whom we consider desirable. Our continued success will depend on our ability to attract and retain qualified personnel in order to manage our existing operations as well as our future growth. We may not be able to attract, assimilate or retain the personnel whom we need. Our staff expenses in relation thereto may increase significantly. This may adversely affect our ability to expand our business effectively.

Failure to develop technically innovative products could adversely affect our competitiveness.

While design and aesthetics of our products are important factors for consumer acceptance of our products, technical innovation in the design of footwear, apparel, and sports equipment is also essential to the commercial success of our products. Research and development plays a key role in technical innovation. We rely upon specialists in the fields of biomechanics, exercise physiology, engineering, industrial design and related fields, and other experts to develop cutting edge performance products. While we strive to produce products that help reduce injury, enhance athletic performance and maximize comfort, our failure to introduce technical innovation in our products could result in a decline in consumer demand for our products.

Our research and development capabilities may be adversely affected if we are unable to renew the technology cooperation agreement with the China Institute of Sport Science.

One element of our growth strategy is to continue to design and manufacture products through further investment in product design and research and development initiatives. We primarily rely on the China Institute of Sport Science for such research and development initiatives. Our technology cooperation agreement with the China Institute of Sport Science expires in October 2011, and we may renew such agreement only upon mutual agreement of both parties. We cannot assure you that the China Institute of Sport Science will agree to renew the agreement, nor can we assure you that after renewal, the China Institute of Sport Science will comply with the terms and conditions of the agreement and the renewal provisions. If we do not renew the agreement or if the China Institute of Sport Science does not honor the terms of the agreement for any reason, our research and development capabilities may be adversely affected. This could in turn have an indirect adverse effect on our results of operations and financial condition.

We may be involved in litigation on intellectual property infringement or other litigation or regulatory proceedings, which could adversely affect our reputation, financial condition and results of operations.

We may design products with elements that may inadvertently infringe the copyright or other intellectual property rights of other parties, as a result of which they may initiate litigation or other proceedings against us. Responding to and defending these proceedings may require substantial costs and diversion of resources, and the result of these proceedings may be uncertain. Furthermore, our reputation may be adversely affected.

We may be subject to other lawsuits and regulatory actions relating to our business from time to time. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have an adverse impact on our business, financial condition and results of operations. In addition, any significant litigation in the future, regardless of its merits, could divert management’s attention from our operations and result in substantial legal fees.

If we are unable to protect adequately our intellectual property, we may be involved in legal proceedings, which could be expensive and time consuming, and consumers may shift their preference away from our products.

We believe that our trademarks, patents, and other intellectual property rights are important to our brand, success and competitive position. We consider the     (Xidelong) and     trademarks to be among our most valuable assets, and we have registered these trademarks in the PRC. In addition, we own other trademarks that we use in marketing our products. We periodically discover products that we believe are counterfeit reproductions of our products or that otherwise infringe on our intellectual property rights. We may pursue litigation in the future to enforce our intellectual property rights. Any such litigation could result in substantial costs and a diversion of our resources. If we are unsuccessful in challenging a party’s products based on trademark or design or utility patent infringement, continued sales of these products could adversely affect our sales and our brand and result in the shift of consumer preference away from our products. The actions we take to establish and protect trademarks, patents, and other intellectual property rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products on grounds of violations of proprietary rights.

Changes in environmental laws and regulations in the PRC may result in additional capital expenditures.

Our production facility is located in Jinjiang and is subject to PRC environmental protection laws and regulations. These laws and regulations require enterprises engaged in manufacturing that may generate industrial waste to adopt effective measures to control and properly dispose of such waste. The relevant administrative department for environmental protection can levy fines for any violations of such environmental laws or regulations. For material violations, the PRC government may suspend or close any or all of our operations. There can also be no assurance that the PRC government will not change the existing laws or regulations or impose additional or stricter laws or regulation. Compliance with any of these additional or stricter laws or regulations may cause us to incur additional capital expenditure, which we may be unable to pass on to customers through higher prices for our products.

We contract with third party contract manufacturers and raw material suppliers and do not exercise any control over the operations of our contract manufacturers or suppliers. We are therefore not able to ensure their compliance with the applicable environmental laws. If our contract manufacturers or suppliers violate any applicable laws, we may be named as a defendant in related legal proceedings and incur costs and resources in defending ourselves. Any resulting negative publicity may also damage our brand and harm our brand building efforts. Our business and results of operations may be adversely affected as a result.

Our current insurance coverage may not be sufficient to cover the risks related to our operations.

Our operations are subject to hazards and risks normally associated with manufacturing operations, which may cause damage to persons or property. Currently, we maintain insurance policies for damage to real property and for employer liability for personal injury of employees. We are not required under PRC law to maintain, and we do not maintain, any product liability insurance. If we were found liable for any product liability claim, we may be required to pay substantial damages. Even if we were successful in defending such a claim, we may incur substantial financial and other resources in defending such a claim. Under such circumstances, our financial results will be adversely affected. Depending on the outcome of any such claim, the reputation of our Xidelong brand may also be adversely affected. Further, we do not maintain business interruption insurance or third-party liability insurance against claims for property damage, personal injury and environmental liabilities. The occurrence of any of these events may result in interruption of our operations and subject us to significant losses or liabilities. Any losses or liabilities that are not covered by our current insurance policies may have a material adverse effect on our business, financial condition and results of operations.

Because the construction of our production facility in Jinjiang was not in full compliance with PRC laws and regulations, we may be subject to fines and other penalties.

Pursuant to the State-owned Land Use Right Transfer Contract for the grant of land use rights for the production site in Jinjiang, XDLong Fujian was required to commence construction by February 28, 2006. However, XDLong Fujian did not commence construction by such date because we decided to construct its production facilities on another larger parcel of land owned by XDLong China. Currently, we have planned to construct additional facilities on the XDLong Fujian parcel of land. On May 14, 2008, XDLong Fujian applied to the relevant local government agency for the approval to postpone construction on the land. The local government agency has verbally confirmed that the local government does not intend to repossess the parcel of land held for use by XDLong Fujian, or otherwise cancel the underlying contract. Management of Exceed has concluded that the possibility of incurring an impairment in value or loss of land use is remote.

Management based its conclusion on the fact that the local government has been advised that we intends to commence construction on the parcel of land and that local government officials have provided verbal assurances that they do not intend to take punitive action for our failure to commence construction. Consistent with the objectives of the local government, the construction of the additional facilities in the Jinjiang area will inject capital into the local economy and result in an expansion of our local workforce.

The land covers an area of approximately 15,000 square meters and XDLong Fujian paid approximately RMB531,000 of land grant fees to the government. If the local government repossesses the land, we will lose our land use rights over the land and we will not be able to recover the land grant fees previously paid to the government. In addition, we will not be able to construct additional facilities on the land to implement our expansion plans.

Under PRC law, a company must apply to the environmental protection authority in the PRC for an environmental protection examination and acceptance after completion of a construction project. XDLong China has not applied for an environmental protection examination and acceptance for a construction project that it finished. As a result, the environmental protection authority has the right to request XDLong China to rectify such non-compliance by applying for an environmental protection examination and acceptance within a specified period. If XDLong China fails to obtain an environmental protection examination and acceptance within the specified period of time, XDLong may be subject to a fine up to RMB50,000 or be ordered to suspend its operations.

Difficulties in obtaining new credit facilities or acceleration of payments under existing credit facilities could have an adverse effect on our liquidity.

As a result of the global financial downturn that began in 2008, banks and other financial institutions tightened lending to businesses. As a result, businesses experienced difficulties in obtaining credit at commercially acceptable terms, or at all. While we obtained new bank borrowings of RMB90.5 million in 2009 and RMB18.0 million in 2010, we cannot assure you that we will continue to be able to obtain additional funding when the need arises. If we are unable to obtain new credit facilities and are unable to finance our liquidity or working capital requirements through cash flows from operating activities or other sources, our financial condition and results of operations could be adversely affected.

Our risk management and internal control systems improvements may not be adequate or effective, which could adversely affect our business, financial condition and results of operations.

We have established risk management and internal control systems consisting of relevant organizational frameworks, policies, procedures and risk management methods that we believe are appropriate for our business operations, and we seek to continue to improve such risk management and internal control systems from time to time. However, due to the inherent limitations in the design and implementation of risk management and internal control systems, we cannot assure you that our risk management and internal control systems will be sufficiently effective in identifying and preventing all such risks.

In addition, as some of our risk management and internal control policies and procedures are relatively new, we may need to establish and implement additional risk management and internal control policies and procedures to improve further our systems from time to time. Our risk management and internal control systems also depend on their implementation by our employees, and we cannot assure you that such implementation will not involve any human errors or mistakes. If we fail to timely adapt and implement our risk management and internal control policies and procedures, our business, results of operations and financial condition could be materially adversely affected.

We are exposed to potential risks from legislation requiring companies to evaluate internal controls under Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 requires every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was ineffective for our fiscal years ended December 31, 2009 and December 31, 2010. The material weakness we identified as of December 31, 2009 was the interpretation of contingent issuable shares under International Accounting Standard (“IAS”) 33. The material weakness we identified as of December 31, 2010 was the interpretation and application of IAS 33 related to the granting of restricted stock in our calculation of earnings per share. For a detailed description of the material weakness and our remediation efforts and plans, see “Item 15 — Controls and Procedures.”

We are in the process of implementing measures to resolve these material weaknesses and improve our internal and disclosure controls. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ordinary shares. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

Risks Relating to the PRC

Our future performance is dependent on the PRC economy and the PRC consumer market in particular.

We derive all of our revenue from sales of our products in the PRC. The success of our business depends on the condition and growth of the PRC consumer market, which in turn depends on macro-economic conditions and individual income levels in the PRC. There is no assurance that projected growth rates of the PRC economy and the PRC consumer market will be realized under the current economic situation. Any future slowdowns or declines in the PRC economy or consumer spending may adversely affect our business, operating results and financial condition. We believe that consumer spending habits may be adversely affected during a period of recession in the economy or that uncertainties regarding future economic prospects could also affect consumer spending habits, all of which may have an adverse effect on certain enterprises operating within the consumer and retail sectors, including us. The consumer and retail market may be affected by the changing operating conditions in the PRC. With accession of the PRC to the World Trade Organization, or WTO, changes and developments in the consumer and retail market may be volatile and unpredictable. For instance, the reduction in tariffs on foreign products after the liberalization of the PRC market and further entry of international brands may intensify the competition in the PRC market. This may have a material adverse impact on our business, operating results and financial condition.

Political, economic and social policies of the PRC government and PRC laws and regulations could affect our business and results of operations and may result in our inability to sustain our growth.

The economy of the PRC differs from the economies of most developed countries in a number of respects, including:

•	its structure;

•	level of government involvement;

•	level of development;

•	level of capital reinvestment;

•	control of capital reinvestment;

•	control of foreign exchange; and

•	allocation of resources.

Before the adoption of reforms and open door policies beginning in 1978, China was primarily a planned economy. Since then, the PRC government has been reforming the PRC’s economic system, and in recent years, has begun reforming the government structure. These reforms have resulted in significant economic growth and social progress. Although the PRC government still owns a significant portion of the productive assets in the PRC, economic reform policies since the late 1970s have emphasized autonomous enterprises and the utilization of market mechanisms, especially where these policies apply to non-state-owned businesses such as our Company. Although we believe these reforms will have a positive effect on our overall and long-term development, we cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have an adverse impact on our current or future business, results of operations or financial condition.

Among others, we are subject to PRC laws and regulations on labor and employee benefits. In recent years, the PRC government has implemented policies to strengthen the protection of employees and obligate employers to provide more benefits to their employees. In addition, an employment contract law came into effect in China on January 1, 2008. The PRC employment contract law and related legislations require more benefits to be provided to employees, such as increases in pay or compensation for termination of employment contracts. As a result, we expect to incur higher labor costs, which could have an adverse impact on our current or future business, results of operations or financial condition. Additional changes in the PRC’s political, economic and social conditions, laws, regulations and policies could have an adverse effect on our business, results of operations or financial condition.

Failure to comply with the State Administration of Foreign Exchange regulations relating to registration of interests before the establishment of offshore special purpose companies by our beneficial owners may adversely affect our business operations.

On October 21, 2005, the State Administration of Foreign Exchange, or SAFE, issued a public notice that became effective on November 1, 2005. The notice requires PRC residents to register with the local State Administration of Foreign Exchange branch before establishing or controlling any company, referred to in the notice as an “offshore special purpose company,” outside of the PRC for the purpose of capital financing (the “No. 75 SAFE Initial Registration”). Besides that, an alteration registration shall be filed after completing an investment in or acquisition of any operating subsidiaries in the PRC, which we refer to herein as a “round-trip investment,” and any change of shareholding or any other material capital alteration in such offshore special purpose company involving a round-trip investment shall also be filed within 30 days from the date of shareholding transfer or capital alteration. The registration conducted under the above two situations is defined as the “No. 75 SAFE Alteration Registration.”

Our PRC beneficial owners must comply with these requirements in connection with our future investments and financing activities. If our PRC beneficial owners fail to comply with the relevant requirements, such failure may subject the beneficial owners to fines and legal sanctions, which may adversely affect our business operations.

Our revenues are denominated in Renminbi, which is not freely convertible for capital account transactions and may be subject to exchange rate volatility.

We are exposed to the risks associated with foreign exchange controls and restrictions in China, as our revenues are denominated in Renminbi, which is currently not freely exchangeable. The PRC government controls the convertibility of the Renminbi into foreign currencies. Under the rules promulgated under the PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and operation-related expenditures, may be made in foreign currencies without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions. These transactions must be approved by or registered with the PRC State Administration of Foreign Exchange and repayment of loan principal, distribution of return on direct capital investment and investments in negotiable instruments are also subject to restrictions. We cannot assure you that we will be able to meet all of our foreign currency obligations or to remit profits out of China.

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on your investment.

Any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in us and the dividends we may pay in the future, if any.

There remains significant international pressure on the PRC government to liberalize further its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

We rely principally on dividends paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

Our Company is a holding company incorporated in the British Virgin Islands and relies principally on dividends paid by operating subsidiaries in the PRC for cash requirements, including the funds necessary to service any debt we may incur. Applicable PRC laws, rules and regulations permit payment of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards, which differ in many aspects from generally accepted accounting principles in other jurisdictions. Based on PRC accounting standards, our PRC subsidiaries are also required to set aside a certain percentage of their after-tax profit each year to their reserve fund in accordance with the requirements of relevant laws and provisions in their respective articles of associations, which are not available for distribution as cash dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net income to us, whether in the form of dividends, loans or advances. Further, if any of our subsidiaries incurs debt in their own name in the future, the instruments governing the debt may restrict dividends or other distributions on its equity interest to our Company. Any limitation on the ability of our subsidiaries to pay dividends could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Any changes in PRC policies on enterprise income tax may adversely affect our ability to pay dividends and our financial condition.

Our subsidiaries may trigger withholding tax requirements in the future under the PRC Enterprise Income Tax Law and the Rules on the Implementation of Enterprise Income Tax Law of the PRC, or Implementation Rules, depending on their classification as a PRC or non-PRC tax resident enterprise. Under the PRC Enterprise Income Tax Law and Implementation Rules, dividend and profit distribution by a “resident enterprise” to a “non-resident enterprise” will be subject a withholding tax rate of 5% if the latter is a Hong Kong company and a withholding tax rate of 10% if the latter is a British Virgin Islands company. In contrast, qualified dividend and profit distribution from equity investment between “PRC tax resident enterprises” are exempt from withholding tax and income tax. Among other things, “qualified dividend and profit distribution” include investment income derived by a PRC tax resident enterprise from the direct investment in other PRC tax resident enterprises, other than investment income from circulating stock issued publicly by PRC tax resident enterprises and traded on stock exchanges where the holding period is less than 12 months.

Under the PRC Enterprise Income Tax Law, “non-resident enterprises” are enterprises that do not have an establishment or place of business in the PRC, or that have establishment or place of business but the relevant income is not effectively connected with the establishment or place of business. If an enterprise incorporated outside of the PRC has “de facto management organization” within the PRC, it may be recognized as a “resident enterprise” and may be subject to a 25% enterprise income tax on its worldwide income. According to the Implementation Rules, “de facto management organization” means the institution that materially and comprehensively manages and controls the enterprise’s business, personnel, finance and assets. Given the short history of the tax law and the Implementation Rules, the way for an enterprise to qualify for tax exemptions remains unclear. Our ability to pay dividends and our financial condition may be adversely affected as a result of the new tax law and other changes in PRC policies and regulations on dividend distributions, withholding tax, and enterprise income tax.

All of our management is currently substantially based in the PRC and may remain in the PRC after the new tax law takes effect. Therefore, we may be treated as a PRC resident enterprise for purposes of the new tax law. The tax consequences of such treatment are currently unclear as they will depend on the implementation regulations and on how local tax authorities apply or enforce the new tax law or the Implementation Rules.

The levy and collection of enterprise income tax in China are handled by various local governments, which in turn submit such tax revenues to their respective higher administrative authorities. Each local government has its own administrative practice with regard to the manner and the amount of tax submitted by the local government to its higher administrative authorities. PRC enterprises, including us, have no participation in or control over such administrative practices. Any discrepancies in implementation among the local governments of such administrative practice may result in uncertainties over the amount of tax for which a PRC enterprise is liable.

Fluctuations in the exchange rate may adversely affect us.

Substantially all of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and the Renminbi will affect our financial results in U.S. dollars terms without affecting our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

An outbreak of the H1N1 swine flu, H5N1 strain of bird flu (Avian Flu), Severe Acute Respiratory Syndrome (SARS) or any other similar epidemic may, directly or indirectly, adversely affect our operating results.

The recent outbreak of the H1N1 swine flu in North America and Europe has caused governments to take measures to prevent spread of the virus. In addition, there have been reports of swine flu cases in Asia. If the H1N1 virus further spreads in Asia, including China, epidemic could negatively affect the Asian economy. Past occurrences of epidemics have caused different degrees of damage to the national and local economies in China. China encountered epidemics such as SARS and incidents of the Avian Flu, which is spread through poultry populations, and is capable in certain circumstances of being transmitted to humans, causing death. If any of our employees are identified as a possible source of swine flu, the Avian Flu or any other similar epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could cause a temporary suspension of our manufacturing capacity, thus adversely affecting operations. An outbreak of swine flu or a recurrence of an outbreak of SARS, Avian Flu or any other similar epidemic could restrict the level of economic activities generally and/or slow down or disrupt our business activities, which could in turn adversely affect our results of operations.

Power shortages in the PRC may disrupt our business.

Our manufacturing processes consume substantial amounts of electricity supplied by local power grids. Certain cities in the PRC have experienced power shortages in the past or been subjected to restrictions in electricity consumption. A power shortage could affect or delay our production schedule. We maintain backup power generators to provide electricity to our machinery and equipment in case of electricity supply interruptions. However, there is no assurance that we will always have adequate supply of electricity to meet our production requirements and our results of operations may be adversely affected in the event of any material interruption in electricity supply. An extended interruption in the power supply may also affect the operations of the Xidelong retail stores and result in a decrease in revenue.

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with the PRC regulations relating to employee share options granted by overseas listed companies to PRC citizens.

In March 2007, SAFE issued the Application Procedures for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Share Option Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC individuals who participate in an employee stock holding plan or share option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE and complete certain other procedures. As we are an overseas listed company, we and our PRC employees who have been granted share options and/or restricted share units under our equity incentive plans are subject to the Stock Option Rule. We and our employees intend to make such application and complete all the requisite procedures in accordance with the Stock Option Rule. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of the Stock Option Rule, and we cannot assure you that we can complete all the procedures in a timely manner. If SAFE or other PRC governmental authorities determine that we or our PRC employees have failed to comply with the provisions of the Stock Option Rule, we or they may be subject to fines and legal sanctions, which could have a material adverse effect on the implementation of our equity incentive plans and our business operations.

Risks Related to Investment in our Ordinary Shares

The market price for our ordinary shares may be volatile.

The trading price of our ordinary shares may be subject to fluctuations. During the period from October 13, 2009, the first day on which our ordinary shares were listed on the NASDAQ Capital Market, and were transferred and being traded on the NASDAQ Global Market and NASDAQ Global Select Market on June 28, 2010 and January 3, 2011, respectively. Until April 4, 2011, the trading prices of our ordinary shares ranged from $5.88 to $13.69 per ordinary share and the closing sale price on April 4, 2011 was $7.28 per ordinary share. The market price for our ordinary shares may continue to be volatile and subject to fluctuations in response to factors including the following:

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other sportswear companies;

•	additions or departures of our directors, executive officers and key research personnel; and

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares.

In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may have a material adverse effect on the market price of our ordinary shares. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price and trading volumes for our ordinary shares. Some of these companies have experienced significant volatility. The trading performances of these companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ordinary shares.

Substantial future sales or perceived sales of our ordinary shares in the public market could cause the price of our ordinary shares to decline.

Sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of our ordinary shares, the prevailing market price for our ordinary shares could be adversely affected. In addition, we may issue additional ordinary shares for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our Company would be diluted and this, in turn, could have a material adverse effect on the price of our ordinary shares.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the U.S. Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, in the event we conduct any rights offerings in the future, you may be unable to participate in such offerings and may experience dilution in your holdings.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the British Virgin Islands. We conduct our operations in the PRC and substantially all of our assets are located in the PRC. In addition, our directors and executive officers, and some of the experts named in this annual report, reside within the PRC, and most of the assets of these persons are located within the PRC. As a result, it may be difficult or impossible for you to bring an action against us or against any one of these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Since we are a British Virgin Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders that are obviously unreasonable may be declared null and void. There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our Memorandum and Articles of association. Shareholders are entitled to have the affairs of us conducted in accordance with the general law and the memorandum and articles.

INFORMATION ABOUT THE OFFERING

This resale prospectus relates to the resale, from time to time, of up to 246,000 common shares by the selling shareholders described in this resale prospectus. We expect that the selling shareholders will offer the shares for sale at prevailing prices on the NASDAQ Global Select Market, or on such other national securities exchange or quotation system upon which our common shares are then traded or quoted, on the date of such sale or at negotiated prices in negotiated transactions. We will not receive any proceeds from sales of the shares, but we will bear all costs, expenses and fees in connection with the registration of the shares. Brokerage commissions and similar selling expenses, if any, attributable to the offer or sale of the shares will be borne by the selling shareholders.

DESCRIPTION OF EXCEED COMPANY LTD. 2010 EQUITY INCENTIVE PLAN

The Plan authorizes us to grant equity-based compensation in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other awards to provide our directors, officers, other employees and consultants with incentives and rewards for superior performance. The Plan is also designed to allow awards made under the Plan to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, based on the achievement of performance objectives. The Plan is administered by our Board of Directors or any committee of the Board appointed to administer the Plan, which administrator we refer to as the Committee.

Total awards under the Plan are limited to 1 million common shares plus, during each fiscal year, the least of (1) 1 million common shares, (2) 10% of our outstanding common shares on the first day of our fiscal year or (3) such lesser number determined by the Committee. In the aggregate, this total aggregate common shares limit may not exceed 10 million, but will also include any common shares relating to awards that expire or are forfeited or cancelled under the Plan. In addition to the total aggregate common shares limit:

•	we may not issue or transfer more than 5 million common shares upon the exercise of incentive stock options;

•	we may not issue more than 5 million common shares as restricted stock, restricted stock units, performance shares and performance units and other stock-based awards;

•	we may not grant awards for more than 1 million common shares during any calendar year;

•	no participant may receive stock options or stock appreciation rights, in the aggregate, for more than 300,000 common shares during any calendar year;

•

no participant may receive awards of restricted stock, restricted stock units, performance shares or other stock-based awards intended to qualify as qualified “performance-based compensation” under Section 162(m) of the Code, in the aggregate, for more than 300,000 common shares during any calendar year; and

•

no participant may receive in any calendar year an award of performance units that are intended to qualify as qualified “performance-based compensation” under Section 162(m) of the Code or other stock-based award payable in cash having an aggregate maximum value in excess of US$2 million.

The following common shares will not be added back to the aggregate Plan limit: (1) common shares tendered in payment of an option exercise price; (2) common shares withheld by us to satisfy tax withholding obligations; and (3) common shares that are repurchased by us with stock option proceeds. All common shares covered by a stock appreciation right that is exercised and settled in common shares, whether or not all common shares are actually issued to the participant upon exercise of the right, will be considered issued or transferred pursuant to the Plan.

Except in connection with certain corporate transactions or events described in the Plan, we may not amend the terms of outstanding awards to reduce the option price of outstanding stock options or the base price of outstanding stock appreciation rights, or cancel outstanding stock options or stock appreciation rights in exchange for cash, other stock-based awards, or stock options or stock appreciation rights with an option price or base price, as applicable, that is less than the option price of the original stock options or base price of the original stock appreciation rights, as applicable, without shareholder approval. This restriction is intended to prohibit the repricing of “underwater” stock options and stock appreciation rights.

Dividends or other distributions on performance shares, restricted stock or restricted stock units that are earned or that have restrictions that lapse as a result of the achievement of performance objectives will be deferred until and paid contingent upon the achievement of the performance objectives. No stock options or stock appreciation rights will be granted with an exercise or base price less than the fair market value of our common shares on the date of grant.

DESCRIPTION OF COMMON SHARES

We have no authorized share capital, but we are authorized to issue 60,000,000 shares divided into two classes of shares, of which 55,000,000 are common shares and 5,000,000 are preference shares of $0.0001 par value. The nominal value of the authorized number of shares is stated in U.S. dollars. The holders of our common shares are entitled to one vote for each share on all matters on which shareholders are entitled to vote and do not have cumulative voting rights. Subject to the preferences and rights, if any, applicable to the preference shares, the holders of the common shares are entitled to receive dividends if and when declared by the board of directors. Subject to the prior rights of the holders, if any, of the preference shares, the holders of the common shares are entitled to share ratably in any distribution of the assets of the combined company upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities.

CAPITALIZATION

The following table sets forth our capitalization and indebtedness as of May 31, 2011. Dollar amounts are stated in thousands of US$:

Debt	$2,778

Shareholders’ equity:
Preferred shares, $0.0001 par value; authorized – 5,000,000 shares; issued – none	$—
Ordinary shares, $0.0001 par value, authorized – 55,000,000 shares; issued – 31,187,842 shares; outstanding – 29,761,979 shares	$3
Additional paid-in capital / capital reserve	$104,162
Other reserve	$(22,913)
Employee share-based payment reserve	$1,800
Statutory surplus fund	$17,340
Retained earnings	$164,743
Exchange fluctuation reserve	$567

Total shareholders’ equity	$265,702

Total capitalization	$268,480

REASONS FOR THE OFFER AND USE OF PROCEEDS

This resale prospectus relates to the resale, from time to time, of up to 246,000 of our common shares by the selling shareholders described in this resale prospectus. The selling shareholders are expected to acquire such shares pursuant to grants made under the Plan. We will not receive any proceeds from sales of the shares covered by this resale prospectus by any of the selling shareholders. The proceeds from the sale of the shares covered by this resale prospectus are solely for the accounts of the selling shareholders, and cannot be estimated.

We will bear all costs, expenses and fees in connection with the registration of the shares. Brokerage commissions and similar selling expenses, if any, attributable to the offer or sale of the shares will be borne by the selling shareholders.

SELLING SHAREHOLDERS

This resale prospectus relates to common shares that may be issued to certain of our directors, officers, other employees and consultants pursuant to the Plan that are being registered for resale. The selling shareholders may resell any or all of such shares at any time they choose while this resale prospectus is effective. The inclusion in this resale prospectus of the directors, officers, other employees and consultants of the company named below who have acquired common shares under the Plan shall not be deemed to be an admission that any such individual is an “affiliate” of ours. There is no assurance that any of the selling shareholders will sell any or all of the shares covered by this resale prospectus.

Shares Offered for Resale by Officers and Directors

The following table sets forth the following information to the extent known to us as of June 22, 2011 with respect to the common shares that may be issued to our officers and directors under the Plan that are being registered for resale under this resale prospectus:

•	the name of such selling shareholder and the principal position or positions with us held by such selling shareholder within the past three years;

•	the number and percentage of our common shares such selling shareholder beneficially owned as of June 22, 2011;

•	the number of shares to be offered for resale by such selling shareholder in this offering; and

•	the number and percentage of our common shares to be beneficially owned by such selling shareholder after completion of this offering.

As used in following table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 and means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any equity security. A person is deemed to be the beneficial owner of securities that he or she has the right to acquire within 60 days of June 22, 2011 through the exercise of any option, warrant or right.

The address of each selling shareholder listed in the following table is Suite 8, 20/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong, Special Administrative Region, People’s Republic of China.

		Common Shares Beneficially Owned as of June 22, 2011		Shares to be Sold	Common Shares Beneficially Owned After the Offering
Name	Position	Number	Per- cent- age (1)		Number	Per- cent- age (1)
Jin Jichun (2)	Director	6,000	*	6,000	0	*
William J. Sharp (3)	Director	75,312	*	5,000	70,312	*
Tse Shiu Wah (4)	Director of Xidelong (China) Co. Ltd.	1,317,504	4.43%	5,000	1,312,504	4.41%
Ding Dongdong (5)	Vice President	41,667	*	100,000	0	*
Wong Chi Keung (6)	Chief Financial Officer	66,666	*	100,000	0	*
Tai Yau Ting (7)	Vice President of Finance and Company Secretary	12,500	*	30,000	0	*

*	Less than 1%.
(1)	Percentages are based on 29,761,979 common shares outstanding as of June 22, 2011.
(2)	“Common Shares Beneficially Owned as of June 22, 2011” and “Shares to be Sold” include 6,000 common shares acquired pursuant to awards granted under the Plan.
(3)	“Common Shares Beneficially Owned as of June 22, 2011” and “Shares to be Sold” include 5,000 common shares acquired pursuant to awards granted under the Plan.
(4)	“Common Shares Beneficially Owned as of June 22, 2011” and “Shares to be Sold” include 5,000 common shares acquired pursuant to awards granted under the Plan. Holdings before and after the offering include beneficial ownership, solely in Tse Shiu Wah’s capacity as the sole director and a controlling person of Beijing Century Limited, of 1,312,504 common shares of Exceed held by Beijing Century Limited. Beijing Century Limited, a British Virgin Islands company wholly owned by 2020 International Capital Group Limited, acquired such ordinary shares on September 9, 2010.
(5)	“Common Shares Beneficially Owned as of June 22, 2011” and “Shares to be Sold” include 41,667 common shares acquired pursuant to awards granted under the Plan. The remaining 58,333 common shares listed as “Shares to be Sold” are subject to outstanding and unvested awards granted under the Plan.
(6)	“Common Shares Beneficially Owned as of June 22, 2011” and “Shares to be Sold” include 66,666 common shares acquired pursuant to awards granted under the Plan. The remaining 33,334 common shares listed as “Shares to be Sold” are subject to outstanding and unvested awards granted under the Plan.
(7)	“Common Shares Beneficially Owned as of June 22, 2011” and “Shares to be Sold” include 12,500 common shares acquired pursuant to awards granted under the Plan. The remaining 17,500 common shares listed as “Shares to be Sold” are subject to outstanding and unvested awards granted under the Plan.

THE OFFER AND LISTING

Information required by this section is incorporated by reference from our Annual Report on Form 20-F for the fiscal year ended December 31, 2010. The high and low market price for our common shares for the first quarter of 2011 was $8.58 and $5.88, respectively. The high and low market price for our common shares for each of the past two months, respectively, was as follows: April 2011, $7.63 and $6.26; May 2011, $7.20 and $5.70; and June 2011 (until June 22, 2011), $6.05 and $4.78. This resale prospectus relates to the resale of up to 246,000 ordinary shares, $0.0001 par value per share, which we refer to as our common shares, by the selling shareholders described in this resale prospectus, which shares are expected to be available to the market. In connection with the offering, we do not expect to incur any fees or expenses other than legal fees and expenses of approximately $15,000, accounting fees and expenses of approximately $13,000 and printing fees and expenses of approximately $3,000.

PLAN OF DISTRIBUTION

The selling shareholders have not advised us of any specific plan for the sale or distribution of the shares covered by this resale prospectus. If and when they occur, such sales may be made in any of the following manners:

•

On the NASDAQ Global Select Market (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association on which shares of our common stock are then listed, admitted to unlisted trading privileges or included for quotation);

•	in public or privately negotiated transactions;

•	in transactions involving principals or brokers;

•	in a combination of such methods of sale; or

•	any other lawful methods.

Although sales of the shares covered by this resale prospectus are, in general, expected to be made at market prices prevailing at the time of sale, the shares may also be sold at prices related to such prevailing market prices or at negotiated prices, which may differ considerably.

When offering the shares covered by this resale prospectus, each of the selling shareholders and any broker-dealers who sell the shares for the selling shareholders may be “underwriters” within the meaning of the Securities Act of 1933, and any profits realized by such selling shareholders and the compensation of such broker-dealers may be underwriting discounts and commissions.

Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which our common shares may be listed, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this resale prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this resale prospectus. The selling shareholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts, any or all of which might be in excess of customary amounts. Selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933 if available, rather than under this prospectus.

Each of the selling shareholders is acting independently of us in making decisions with respect to the timing, manner and size of each sale of shares. We have not been advised of any definitive selling arrangement at the date of this resale prospectus between any selling shareholder and any broker-dealer or agent.

To the extent required, the names of any agents, broker-dealers or underwriters and applicable commissions, concessions, allowances or discounts, and any other required information with respect to any particular offer of the shares by the selling shareholders, will be set forth in a prospectus supplement.

The expenses of preparing and filing this resale prospectus and the related registration statement with the SEC will be paid entirely by us. The selling shareholders have been advised that they are subject to the applicable provisions of the Securities Exchange Act of 1934, including without limitation Rule 10b-5 thereunder.

Neither we nor the selling shareholders can currently estimate the amount of commissions or discounts, if any, that will be paid by the selling shareholders on account of their sales of the shares from time to time.

Our common shares, warrants and units began being traded on the NASDAQ Global Select Market on October 13, 2009. Prior to such date, the securities had been traded on the NYSE Amex. Our common shares, warrant and units currently trade under the symbols “EDS,” “EDSWW” and “EDSUU,” respectively. These securities were traded on the NYSE Amex under the symbols “TTY,” “TTYWW” and “TTYUU,” respectively. In addition, from October 13, 2009 through October 19, 2009, when the symbols were switched to their current symbols, these securities were traded under the symbols “TTY,” “TTYWW” and “TTYUU”. Each of our units consists of one common share and one warrant. Each of our warrants is exercisable for one common share. Our units commenced trading on November 9, 2007. Our common shares and warrants commenced trading separately from our units on December 3, 2007. However, transactions in our units continue to occur.

ADDITIONAL INFORMATION

Information required by this section is incorporated by reference from our Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

LEGAL MATTERS

The validity of the shares offered under this resale prospectus has been passed upon by Maples and Calder, Hong Kong, China.

EXPERTS

The financial statements incorporated in this resale prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2010 have been so incorporated in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

MATERIAL CHANGES

There have been no material changes to the affairs of our company since the filing of our Annual Report on Form 20-F on April 4, 2011, which have not previously been described in a report on Form 6-K.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference certain of our publicly filed documents into this resale prospectus, which means that we can disclose important business and financial information to you that is not included in or delivered with this resale prospectus by referring you to publicly filed documents that contain the omitted information. The information incorporated by reference is considered to be part of this resale prospectus, and any later information that we file with the SEC will automatically update and supersede this information. You will be deemed to have notice of all information incorporated by reference into this resale prospectus as if that information were included in this resale prospectus.

The following documents that we have filed with the SEC are incorporated herein by reference:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 5, 2011;

•	our reports on Form 6-K filed: January 3, 2011; January 10, 2011; April 5, 2011; May 16, 2011; May 31, 2011 and June 21, 2011; and

•	the description of our common shares contained in our Registration Statement on Form F-1 (Commission No. 333-163280), including any subsequently filed amendments and reports updating such description.

Except as otherwise indicated, all documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this resale prospectus and prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold will be deemed to be incorporated by reference into this resale prospectus and to be part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this resale prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this resale prospectus. This resale prospectus is part of a Registration Statement on Form S-8 that we filed with the SEC and does not contain all of the information set forth in that Registration Statement.

We will provide, free of charge, to any person to whom a copy of this resale prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this resale prospectus, other than exhibits to those documents unless specifically incorporated by reference. To request a copy of those documents, you should contact us at the address set forth below under “Where You Can Find Additional Information.”

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the periodic reporting and other informational requirements of the Exchange Act and are required to file reports and other information with the SEC. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important business and financial information to you that is not included in or delivered with this resale prospectus by referring you to publicly filed documents that contain the omitted information. We provide a list of all documents we incorporate by reference into this resale prospectus under “Information Incorporated by Reference” above.

Through our website at http://www.exceedsports.cn, we make available the information that we incorporate by reference into this resale prospectus, as well as other documents and other information that we file with the SEC. You may also read and copy those materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room. In addition, we are required to file electronic versions of certain materials with the SEC through the SEC’s EDGAR system. The SEC maintains a website at www.sec.gov that contains reports and other information that entities, such as we, file electronically with the SEC. Our website address set forth above is not intended to be an active link, and information on our website is not incorporated in, and should not be construed to be a part of, this resale prospectus.

Each person to whom a resale prospectus is delivered may also request a copy of those materials, free of charge, by contacting us at the following address:

Exceed Company Ltd.

Suite 8, 20/F

One International Finance Centre

1 Harbour View Street, Central

Hong Kong, Special Administrative Region,

People’s Republic of China

(852) 3669 8105

Attn: Corporate Secretary

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We are incorporated in the British Virgin Islands to take advantage of certain benefits associated with being a British Virgin Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include that the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. In addition, British Virgin Islands companies do not have standing to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring that disputes be submitted to arbitration, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders. Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Puglisi & Associates as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

There is uncertainty as to whether the courts of the British Virgin Islands and the PRC would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

The United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised that any final and conclusive monetary judgment for a definite sum obtained against the company in U.S. federal or state courts would be treated by the courts of the British Virgin Islands as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

(i)	the U.S. federal or state court had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

(ii)	the judgment given by the U.S. federal or state court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;

(iii)	the judgment was not procured by fraud;

(iv)	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

(v)	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

A British Virgin Islands court may impose civil liability on us or our directors or officers in a suit brought in the courts of the British Virgin Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under British Virgin Islands law.

The recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. As there is currently no treaty or other agreement of reciprocity between China and the United States governing the recognition of a judgment, there is uncertainty as to whether a PRC court would enforce a judgment rendered by a court in the United States.

British Virgin Islands law does limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provides for indemnification of our officers and directors for any liability incurred in their capacities as such, except through their own fraud or willful default to the extent permitted under British Virgin Islands law. Indemnification is only available to a person who acted in good faith and in what that person believed to be in the best interests of our company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents, which are on file with the Securities and Exchange Commission (the “Commission”), are incorporated in this Registration Statement by reference:

(a)	The Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed April 5, 2011;

(b)	The Registrant’s reports on Form 6-K filed: January 3, 2011; January 10, 2011; April 5, 2011; May 16, 2011; May 31, 2011 and June 21, 2011; and

(c)	The description of the Registrant’s Common Shares contained in the Registrant’s Registration Statement on Form F-1 (File No. 333-163280), including any subsequently filed amendments and reports updating such description.

All documents filed by the Registrant with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold, will be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

British Virgin Islands law does not limit the extent to which a company’s memorandum or articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit Number	Description

4.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F (Commission No. 001-33799) filed with the Commission on April 7, 2010)

4.2	Specimen Stock Certificate (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F (Commission No. 001-33799) filed with the Commission on April 5, 2011)

4.3	Exceed Company Ltd. 2010 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 (Commission No. 333-171280) filed with the Commission on December 20, 2010)

5.1	Opinion of Counsel (incorporated herein by reference to Exhibit 5.1 to the Registrant’s Registration Statement on Form S-8 (Commission No. 333-171280) filed with the Commission on December 20, 2010)

23.1	Consent of Independent Registered Public Accounting Firm – Crowe Horwath LLP

23.2	Consent of Counsel (included in Exhibit 5.1)

24.1	Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Registrant’s Registration Statement on Form S-8 (Commission No. 333-171280) filed with the Commission on December 20, 2010)

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, Special Administrative Region of the People’s Republic of China, on this 30th day of June, 2011.

EXCEED COMPANY LTD.

By:	/s/ Lin Shuipan
Name: Lin Shuipan
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to Form S-8 has been signed by the following persons in the capacities and on the date indicated.

Date: June 30, 2011	/s/ Lin Shuipan
Lin Shuipan Chairman and Chief Executive Officer (principal executive officer)

Date: June 30, 2011	*
Wong Chi Keung Chief Financial Officer (principal financial and accounting officer)

Date: June 30, 2011	*
Jin Jichun Director

Date: June 30, 2011	*
William J. Sharp Director

*	This Registration Statement has been signed on behalf of the above officers and directors by Lin Shuipan, as attorney-in-fact, pursuant to a power of attorney previously filed as Exhibit 24.1 to this Registration Statement.

DATED: June 30, 2011	By:	/s/ Lin Shuipan
Lin Shuipan, Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this Post-Effective Amendment No. 1 to Form S-8 in Newark, Delaware, on June 30, 2011.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Description

4.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F (Commission No. 001-33799) filed with the Commission on April 7, 2010)

4.2	Specimen Stock Certificate (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F (Commission No. 001-33799) filed with the Commission on April 5, 2011)

4.3	Exceed Company Ltd. 2010 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 (Commission No. 333-171280) filed with the Commission on December 20, 2010)

5.1	Opinion of Counsel (incorporated herein by reference to Exhibit 5.1 to the Registrant’s Registration Statement on Form S-8 (Commission No. 333-171280) filed with the Commission on December 20, 2010)

23.1	Consent of Independent Registered Public Accounting Firm – Crowe Horwath LLP

23.2	Consent of Counsel (included in Exhibit 5.1)

24.1	Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Registrant’s Registration Statement on Form S-8 (Commission No. 333-171280) filed with the Commission on December 20, 2010)